UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


07005736

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51801

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-06 (MM/DD/YY) AND ENDING 12-31-06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
CAMBRIDGE GROUP INVESTMENTS LTD.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4630 S HAGADORN ROAD SUITE 225
(No. and Street)


SEC MAIL PROCESSING SECTION
202
WASH, D.C.
RECEIVED

EAST LANSING (City) MICHIGAN (State) 48823 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
TOM BLASEN (517) 333-3220
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MANER COSTERISAN & ELLIS PC
(Name – *if individual, state last, first, middle name*)

544 CHERBOURG DRIVE (Address) SUITE 200 (City) LANSING (State) MICHIGAN 48917 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 1 1 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, TOM BLASEN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CAMBRIDGE GROUP INVESTMENTS, LTD., as of DECEMBER 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A



Signature

PRESIDENT

Title



Notary Public

KAREN A. HILL
NOTARY PUBLIC, STATE OF MI
COUNTY OF EATON
MY COMMISSION EXPIRES Feb 8, 2013
ACTING IN COUNTY OF INGHAM

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~. Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAMBRIDGE GROUP INVESTMENTS, LTD.

REPORT ON FINANCIAL STATEMENTS
(with supplementary information required by Rule 17a-5 of the Securities and Exchange Commission)

YEARS ENDED DECEMBER 31, 2006 AND 2005

CONTENTS



INDEPENDENT AUDITORS' REPORT

Board of Directors
Cambridge Group Investments, Ltd.
East Lansing, Michigan

March 1, 2007

We have audited the accompanying statements of financial condition of Cambridge Group Investments, Ltd. as of December 31, 2006 and 2005, and the related statements of operations, changes in stockholder's equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cambridge Group Investments, Ltd. as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

544 Cherbourg Drive • Suite 200 • Lansing, Michigan 48917-5010 • (517) 323-7500 • Fax (517) 323-6346 • www.maccpa.com

Board of Directors
Cambridge Group Investments, Ltd.
East Lansing, Michigan

March 1, 2007

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 11 to the financial statements, the Company is having difficulty maintaining positive cashflows. These conditions raise substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters also are described in Note 11. The financial statements do not include any adjustment that might result from the outcome of this uncertainty.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Maner, Costerisan, Ellis, P.C.
Certified Public Accountants

CAMBRIDGE GROUP INVESTMENTS, LTD.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2006 AND 2005

ASSETS

	2006	2005
Cash and cash equivalents	$	$ 94,891
Commissions receivable	73,223	195,895
Accounts receivable - Employee loan	60,092	
Marketable securities, at market value		80,914
Prepaid expenses	25,389	38,250
Deposit with clearing broker	100,000	100,000
Deferred tax asset		242,000
Furniture and equipment, less accumulated depreciation	33,122	50,683
TOTAL ASSETS	$ 291,826	$ 802,633

LIABILITIES AND STOCKHOLDER'S EQUITY (DEFICIT)

	2006	2005
Liabilities:		
Accounts payable	$ 52,517	$ 36,872
Accrued expenses	53,772	39,082
Total liabilities	106,289	75,954
Stockholder's equity:		
Common stock, $5 par value per share, authorized 60,000 shares, issued and outstanding 1,000 shares	5,000	5,000
Additional paid-in capital	1,533,948	1,533,948
Deficit	(1,353,411)	(812,269)
Total stockholder's equity	185,537	726,679
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 291,826	$ 802,633

See notes to financial statements.

CAMBRIDGE GROUP INVESTMENTS, LTD.
STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
REVENUES:		
Commission income, net of rebates	$ 1,288,025	$ 2,687,617
Profit on trades	59,956	335,245
Investment income	26,287	82,442
Total revenues	1,374,268	3,105,304
EXPENSES:		
Compensation and benefits	963,638	2,281,302
Office expenses	145,074	286,650
Rent expense	162,438	213,775
Travel and entertainment	22,519	68,062
Advertising	1,050	21,491
Insurance	1,092	8,265
Professional fees and compliance expenses	94,618	127,810
Communications	118,815	216,361
Equipment rental	18,924	48,035
Clearance fees	127,681	173,558
Depreciation and amortization	17,561	25,130
Total expenses	1,673,410	3,470,439
Loss before provision for income taxes	(299,142)	(365,135)
PROVISION FOR INCOME TAX EXPENSE (BENEFIT)	242,000	(89,000)
NET LOSS	$ (541,142)	$ (276,135)

See notes to financial statements.

CAMBRIDGE GROUP INVESTMENTS, LTD.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
YEARS ENDED DECEMBER 31, 2006 AND 2005

	Common stock	Additional paid-in capital	Retained earnings (deficit)	Total
STOCKHOLDER'S EQUITY, January 1, 2005	$ 5,000	$ 1,583,948	$ (536,134)	$ 1,052,814
Distribution of additional paid-in capital		(50,000)		(50,000)
Net loss			(276,135)	(276,135)
STOCKHOLDER'S EQUITY, December 31, 2005	5,000	1,533,948	(812,269)	726,679
Net loss			(541,142)	(541,142)
STOCKHOLDER'S EQUITY, December 31, 2006	$ 5,000	$ 1,533,948	$ (1,353,411)	$ 185,537

See notes to financial statements.

CAMBRIDGE GROUP INVESTMENTS, LTD.
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS:		
Cash flows from operating activities:		
Net loss	$ (541,142)	$ (276,135)
Adjustments to reconcile net loss to net cash provided (used) by operating activities:		
Depreciation and amortization	17,561	25,130
Realized and unrealized (gain)\loss on investments	(9,035)	(56,453)
Commissions receivable	122,672	(2,067)
Accounts receivable	(60,092)	25,645
Prepaid expenses	12,861	30,550
Deferred tax asset	242,000	(89,000)
Accounts payable	15,645	5,265
Accrued expenses	14,690	(50,162)
Accrued taxes		(10,360)
Total adjustments	356,302	(121,452)
Net cash used by operating activities	(184,840)	(397,587)
Cash flow from investing activities:		
Proceeds from sale of investments - net	89,949	
Cash flow from financing activities:		
Return of Capital		(50,000)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(94,891)	(447,587)
CASH AND CASH EQUIVALENTS:		
Beginning of year	94,891	542,478
End of year	$	$ 94,891

See notes to financial statements.

CAMBRIDGE GROUP INVESTMENTS, LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Method of accounting - The accompanying financial statements have been prepared on the accrual basis of accounting.

Cash equivalents - Cash equivalents are highly liquid investments purchased with original maturities of three months or less.

Marketable securities - Marketable securities consists of bonds and equity securities which are held for trading purposes and are recorded at fair value with unrealized holdings gains and losses included in earnings. The fair value of the investments are determined using published market prices.

Furniture and equipment - Furniture and equipment are carried at cost. Depreciation is calculated using the straight line and accelerated methods over their estimated useful lives.

Commission's receivable - Commissions receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts, if needed, through a provision for bad debt expense and an adjustment to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable. No allowance for doubtful accounts is considered necessary.

Commission income - Commission income from the clearing broker is recorded on a trade-by-trade basis and normally is settled within 30 days.

Income taxes - The Company utilizes an asset and liability approach to account for income taxes. The difference between the financial statement and tax basis of assets and liabilities is determined annually. Deferred income tax assets and liabilities are computed for those differences that have future tax consequences using the currently enacted tax laws and rates that apply to the period in which they are expected to affect taxable income. Valuation allowances are established, if necessary, to reduce the deferred tax asset to the amount that will more likely than not be realized. Income tax expense is the current tax payable or refundable for the period plus or minus the net change in the deferred tax assets and liabilities.

Advertising costs - Advertising costs are expensed as incurred.

CAMBRIDGE GROUP INVESTMENTS, LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 2 - NATURE OF ORGANIZATION, RISKS AND UNCERTAINTIES

Cambridge Group Investments, Ltd. is a wholly owned subsidiary of The Phoenix Group Ltd. (Parent). The Company is organized primarily for the purpose of entering into various trading strategies involving bonds. The Company is registered as a broker-dealer in securities under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. (NASD).

The Company has an agreement with a clearing broker to clear securities transactions, carry customers' accounts on a fully disclosed basis and perform certain record keeping functions. Accordingly, the company operates under the exemptive provisions of Securities and Exchange Commission ("SEC") Rule 15c3-3(k)(2)(ii).

The Company receives commission revenues for facilitating customer purchases of bonds. The Company markets primarily through the use of a web site licensed under the name Bondpage.com. All of the Company's commission revenue is received through the clearing broker.

The Company has entered into a "restrictive agreement" with the NASD, which provides that the Company must comply with the exemptive provisions of the Securities and Exchange Commission's Rule 15c3-3 pursuant to paragraph (k)(2)(ii).

The Company is required to disclose significant concentrations of credit risk regardless of the degree of such risk. Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash and cash equivalents and commissions receivable. The Company deposits its cash with high-credit-quality financial institutions. Although such cash balances may exceed the federally insured limits, they are, in the opinion of management, subject to minimal risk. Credit risk with respect to commissions receivable exist because to the entire receivable is due from one source. However, based on prior collection history, management estimates no allowance for doubtful accounts is considered necessary.

Estimates - The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

A concentration exists because all commission and trade income is received from one clearinghouse.

CAMBRIDGE GROUP INVESTMENTS, LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 3 - INVESTMENTS

The following is a summary of marketable securities owned at December 31:

	2006	2005
Equity securities	$	$ 80,914

Investment income (loss) consists of the following at December 31:

	2006	2005
Interest and dividends	$ 17,252	$ 25,989
Realized and unrealized gains and (losses) on trading securities	9,035	56,453
	$ 26,287	$ 82,442

NOTE 4 - FURNITURE AND EQUIPMENT

Furniture and equipment consists of the following at December 31:

	2005	2004
Furniture and fixtures	$ 85,048	$ 85,048
Computer equipment and software	57,986	57,986
	143,034	143,034
Less accumulated depreciation	109,912	92,351
Net equipment	$ 33,122	$ 50,683
Depreciation and amortization expense	$ 17,561	$ 25,130

CAMBRIDGE GROUP INVESTMENTS, LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 5 - WEBSITE

Unamortized software development costs consists of the following at December 31:

	2006	2005
Website	$ 115,765	$ 115,765
Less accumulated amortization	115,765	115,765
	$	$
Amortization expense	$	$

NOTE 6 - INCOME TAXES

Temporary differences in the timing of recognition of expenses for financial reporting and income tax purposes as of December 31 result in deferred tax assets and liabilities as follows:

	2006	2005
Deferred tax assets (liabilities) attributable to:		
Net operating loss carryforward	$ 375,000	$ 241,000
Accrued compensation	5,000	4,000
Unrealized loss on investments		6,000
Other - net	(5,000)	(9,000)
	$ 375,000	$ 242,000
Less valuation allowance	(375,000)	
	$	242,000

Income tax expense differs from the statutory rate primarily due to the surtax exemptions, non deductible meals and entertainment expenses, and the change in the valuation allowance. The valuation allowance results from management's estimate that the Company will likely derive no benefits from its net operating loss carryforwards. The above differences between book and taxable income are anticipated to reverse at an estimated rate of 25%. There is no current tax expense for 2006 or 2005.

NOTE 6 - INCOME TAXES (Concluded)

The Company has net operating loss carryforwards available for income tax purposes as follows at December 31:

Incurred	Expiring	2006	2005
2000	2020	$ 186,305	$ 186,305
2001	2021	422,732	422,732
2005	2025	360,000	360,000
2006	2026	530,963	
		$ 1,500,000	$ 969,037

NOTE 7 - COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company executes, as agent, securities transactions on behalf of its customers. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party, and as a result is subject to market risk if the market value of securities is different from the contract amount of the transactions.

The Company does not anticipate nonperformance by customers or counterparties in the aforementioned situations. The Company's policy is to monitor market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

NOTE 8 - OPERATING LEASES

The Company leases office space, computer equipment and furniture under various noncancelable operating lease agreements. Office rent expense and equipment lease expense totaled $181,362 and $261,810 for the years ended December 31, 2006 and 2005, respectively.

Future minimum lease payments on these leases are as follows:

Year ending December 31,	
2007	$ 77,057
2008	7,590
	$ 84,647

NOTE 9 - RETIREMENT PLANS

The Corporation maintains a qualified 401(k) retirement plan for substantially all full-time employees. The employer contribution for the participant is equal to 1% of the participant's compensation provided the participant contributes 5%. Pension expense for this plan was $4,553 in 2006 and $10,744 in 2005.

NOTE 10 - REGULATORY NET CAPITAL REQUIREMENT

As a registered broker-dealer and member of the NASD, the Company is subject to the SEC Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2006, the Company had regulatory net capital of $59,793 and a minimum regulatory net capital requirement of $50,000. The regulatory net capital ratio of the Company was 1.78 to 1. As of December 31, 2005, the Company had regulatory net capital of $326,050 and a minimum regulatory net capital requirement of $50,000. The regulatory net capital ratio of the Company was .23 to 1.

NOTE 11 - GOING CONCERN UNCERTAINTY

Cambridge Group Investments, Ltd. has a recent history of net losses. The cumulative result of the net losses is that as of December 31, 2006, the Company is having trouble paying bills from month to month. If the Company continues to have net losses, the Company may not be able to meet its obligations to vendors or maintain compliance with regulatory requirements.

Management plans to sell the Company in 2007 because of concerns that they will not be able to turn a positive cash flow in the near future.

NOTE 12 - ARBITRATION SETTLEMENT

Included in accrued expenses is $27,000 related to a Settlement Agreement and Mutual Release as a result of arbitration brought against Cambridge Group Investments, Ltd.. The Agreement is dated January 12, 2007. Under the agreement Cambridge Group Investment, Ltd. is required to pay the claimant a total of $27,000. The first payment shall be paid within 7 days of Claimant's execution of the Agreement and four subsequent payments of $5,000 each, shall be made at the end of each successive 30 day period, commencing from the date of the first payment.

SUPPLEMENTARY INFORMATION

CAMBRIDGE GROUP INVESTMENTS, LTD.
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2006

NET CAPITAL:		
Total stockholder's equity		$ 185,537
Deduction and/or changes:		
Non-allowable assets:		
Employee Receivable	$ 60,092	
Prepaid expenses	25,389	
Furniture and equipment	31,518	
Leasehold improvements	1,604	
Other clearing	7,141	125,744
Net capital before haircuts on securities positions		59,793
Haircuts on securities		
Other securities		
Net capital		$ 59,793
AGGREGATE INDEBTEDNESS:		
Items included in statement of financial position		
Accounts payable and accrued expenses		$ 106,289
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required (6 2/3 percent of $106,289 or $50,000 if greater)		$ 50,000
Excess net capital		$ 9,793
Ratio: Aggregate indebtedness to net capital		1.78:1

Reconciliation with Company's computation (included in Part IIA of Form X-17A-5 as of December 31, 2006)

Net capital as reported on Company's Part IIA unaudited Focus	$ 161,412
Audit adjustments to record accounts payable and accrued expenses	(57,606)
Audit adjustments to write-off payroll advances	(14,585)
Audit adjustments to record accrued expense	(27,000)
Expense item previously capitalized and adjust depreciation expense	(2,428)
Net capital	$ 59,793



Maner, Costerisan & Ellis, P.C.
Certified Public Accountants

Report on Internal Control Required by SEC Rule 17a-5

Board of Directors
Cambridge Group Investments, Ltd.
East Lansing, Michigan

March 1, 2007

In planning and performing our audit of the financial statements and supplemental schedules of Cambridge Group Investments, Ltd., (the Company), for the period ending December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

544 Cherbourg Drive • Suite 200 • Lansing, Michigan 48917-5010 • (517) 323-7500 • Fax (517) 323-6346 • www.mcecpa.com

Board of Directors
Cambridge Group Investments, Ltd.
East Lansing, Michigan

March 1, 2007

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principals. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statement that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose describe in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However we identified the following deficiencies in internal control for safeguarding securities that we consider to be material weaknesses, as defined above. These conditions were considered in determining the nature, timing and extent of the procedures performed in our audit of the financial statements of Cambridge Group Investments, Ltd. as of and for the year ended December 31, 2006, and this report does not affect our report thereon dated March 1, 2007. The Company prepares its internal financial statements on the basis of cash receipts and disbursement, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America. In addition, frequently the Company cash accounts are not reconciled on a timely basis.

Board of Directors
Cambridge Group Investments, Ltd.
East Lansing, Michigan

March 1, 2007

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used by anyone other than these specified parties.

Maner, Costerisan, Ellis, P.C.
Certified Public Accountants

END